ANDERSEN, ANDERSEN & STRONG, L.C.

Certified Public Accountants and Business Consultants
Members SEC Practice Section of the AICPA


January 2, 1996

The Canton Industrial Corporation and Subsidiaries
268 West 400 South, Suite 300
Salt Lake City, Utah 84101

We are pleased to confirm our understanding of the services we are to provide for Canton Industrial Corporation and Subsidiaries.

We will audit the balance sheet as of December 31, 1995, and the related statements of operations, stockholders' equity, and cash flows for the year ended.

Our audit will be made in accordance with generally accepted auditing standards and will include tests of your accounting records and other procedures we consider necessary to enable us to express an unqualified opinion that your financial statements are fairly presented, in all material respects, in conformity with generally accepted accounting principles. If our opinion is other than unqualified, we will fully discuss the reasons with you in advance.

Our procedures will include tests of documentary evidence supporting the transactions recorded in the accounts, tests of the physical existence of inventories, and direct confirmation of receivables and certain other assets and liabilities by correspondence with selected customers, creditors, and banks. We will request written representations from your attorneys as part of the engagement, and they may bill you for responding to this inquiry. At the conclusion of our audit, we will also request certain written representations from you about the financial statements and related matters.

An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements; therefore, our audit will involve judgement about the number of transactions to be examined and the areas to be tested. Also, we will plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. However, because of the concept of reasonable assurance and because we will not perform a detailed examination of all transactions, there is a risk that material errors, irregularities, or illegal acts, including fraud or defalcations, may exist and not be detected by us. Our responsibility as auditors is limited to the period covered by our audit and does not extend to any later periods for which we are not engaged as auditors.

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We understand that you will provide us with the basic  information  required for our audit and that you are responsible for the accuracy and completeness of that information. We will advise you about appropriate accounting principles and their application and will assist in the preparation of your financial statements, but the responsibility for the financial statements remains with you. This responsibility includes the maintenance of adequate records and related internal control policies and procedures, the selection and application of accounting principles, and the safeguarding of assets.

Our audits are not specifically designed and cannot be relied on to disclose reportable conditions, that is significant deficiencies in the design or operation of the internal control structure. However, during the audit, if we believe management practices can be improved, we will communicate them to you in a separate letter.

As part of our engagement, we will also prepare the state and federal corporation income tax returns for 1995.

Our fees for these services will be based on the actual time spent at our standard hourly rates, plus out-of-pocket costs such as report production, typing, postage, etc. Our standard hourly rates vary according to the degree of responsibility involved and the experience level of the personnel assigned to your audit. Our invoices for these fees will be rendered each month as work progresses and are payable on presentation. Based on our preliminary estimates, the fee should be approximately $7,500.00 for the audits and tax returns. Our procedure is to request a retainer on a first-time engagement. Accordingly, we would appreciate it if you would tender a check for $1,000 as acknowledgment of your acceptance of the terms of the engagement. This estimate is based on anticipated cooperation from your personnel and the assumption that unexpected circumstances will not be encountered during the audit. If significant additional time is necessary, we will discuss it with you and arrive at a new fee estimate before we incur the additional costs.

We appreciate the opportunity to be of service to you and believe this letter accurately summarized the significant terms of our engagement. If you have any questions, please let us know. If you agree with the terms of our engagement as described in this letter, please sing the enclosed copy and return it to us, and this letter will continue in effect until canceled by either party.

Very truly yours,

/s/ ANDERSEN, ANDERSEN & STRONG
RESPONSE:
This letter correctly sets forth the understanding of The Canton Industrial Corporation.

Officer's signature:                                 Title:               Date:
/s/ Susan S. Waldrop,                           Chief Financial Officer   1/2/96